[Taubman logo]                                             Taubman Centers, Inc.
                                                         200 East Long Lake Road
                                                      Bloomfield Hills, MI 48304
                                                                  (248) 258-6800

CONTACT:

Barbara Baker                             Joele Frank/Jeremy Jacobs
Taubman Centers, Inc.                     Joele Frank, Wilkinson Brimmer Katcher
(248) 258-7367                            (212) 355-4449
www.taubman.com


TAUBMAN CENTERS ISSUES STATEMENT ON U.S. DISTRICT COURT, EASTERN DISTRICT OF MICHIGAN RULING


      Bloomfield Hills, Mich., May 1, 2003 - Taubman Centers, Inc. (NYSE:TCO) today issued the following statement regarding the decision by the U.S. District Court for the Eastern District of Michigan regarding Simon Property Group's (NYSE:SPG) lawsuit in connection with Simon's unsolicited hostile cash tender offer made in conjunction with a subsidiary of Westfield America Trust (ASX:WFA) for Taubman Centers:

      The Court dismissed Simon's challenge to the 1998 restructuring of Taubman Centers.

      The Court denied Simon's contention that the Taubman Centers Board improperly rejected Simon's tender offer.

      The Court also rejected Simon's claim that the Taubman family may not vote their shares in the Company. Although Simon claims that the Court enjoined the Taubman family from voting all of its shares, this is simply false. The Court has entered an order enjoining only the voting of "those shares represented in the voting agreements previously entered with Robert Taubman," roughly three percent. The Court specifically stated that, "The Taubmans are, likewise, entitled to vote any shares that they held prior to Robert Taubman's voting agreement contracts or that they have since acquired," roughly 30.6 percent.

      The law firms of Wachtell, Lipton, Rosen & Katz; Miro, Weiner & Kramer, PC; and Honigman Miller Schwartz and Cohn, LLP are acting as legal advisors to Taubman Centers.

                                       -more-


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Taubman Centers/2

Taubman Centers, Inc., a real estate investment trust, currently owns and/or manages 30 urban and suburban regional and super regional shopping centers in 13 states. In addition Stony Point Fashion Park (Richmond, Va.) is under construction and will open September 18, 2003, and Northlake Mall (Charlotte, N.C.) will begin construction later this year and will open fall 2005. The Taubman Centers Board of Directors on February 10, 2003 announced that it has authorized the expansion of its existing buyback program to repurchase up to an additional $100 million of the company's common shares. Taubman Centers is headquartered in Bloomfield Hills, Mich.

This press release contains forward-looking statements within the meaning of the Securities Act of 1933 as amended. These statements reflect management's current views with respect to future events and financial performance. Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to changes in general economic and real estate conditions including further deterioration in consumer confidence, changes in the interest rate environment and availability of financing, and adverse changes in the retail industry. Other risks and uncertainties are discussed in the Company's filings with the Securities and Exchange Commission including its most recent Annual Report on Form 10-K. Notwithstanding any statement in this press release, Taubman Centers acknowledges that the safe harbor for forward-looking statements under Section 21E of the Securities Exchange Act of 1934, as amended, added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.


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